UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Sisisky, Richard L.

   6676 Epping Forest Way North
   Jacksonville, FL  32217
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   July 23, 1998
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   ParkerVision, Inc.
   PRKR
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President, Chief Operating Officer and Director
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |5,000                 |D               |                                               |
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Common Stock                               |1,000                 |I               |IRA                                            |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Employee Common Stock Op|*        |6/15/08  |Common Stock           |250,000  |21.375    |D            |                           |
tion                    |         |         |                       |         |          |             |                           |
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Employee Common Stock Op|**       |6/15/08  |Common Stock           |250,000  |21.375    |D            |                           |
tion                    |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* Options to purchase 25,000 option shares become exercisable on December 31, 1998 and options to purchase
50,000, 60,000, 70,000 and 45,000 option shares become exercisable on December
31, in    each of 1999, 2000,
2001 and 2002,
respectively.
** Options to purchase 250,000 option shares vest on the basis of one of three criteria, the date certain December
15, 2003, the price of a share of common stock in the years 1998 through 2002, or the percentage increase over the prior year of the "gross profit" of the Company (as defined in the option agreement).
SIGNATURE OF REPORTING PERSON
  /s/   Richard L. Sisisky
DATE
July 31, 1998